4-1-0-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02027429

FORM 6-K

P&O PRINCESS CRUISES PLC

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
P
MAY 15 2002
THOMSON
FINANCIAL

For the month of
April 2002

SEC MAIL PROCESSING SECTION
RECEIVED
APR 30 2002
WASH. D.C. 151

Not Applicable
(Translation of registrant's name into English)

77 New Oxford Street, London WC1A 1PP
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&O PRINCESS CRUISES PLC

Date: 29 April 2002

By: Simon Pearce

Name: Simon Pearce

Title: Company Secretary

P&O PRINCESS Cruises plc

NEWS RELEASE

P&O Princess Cruises plc (the Company)

On 5 February 2002, the Company announced a recommended dividend of 3 US cents per ordinary share payable in cash in US dollars or sterling on 10 May 2002 to shareholders on the register at close of business on 5 April 2002, subject to the approval of shareholders at the forthcoming Annual General Meeting. In the absence of instructions or elections to the contrary, holders of ordinary shares on the register will automatically receive dividends in sterling. Holders of the Company's ADRs will receive a dividend of 12 US cents per ADR, payable in US dollars.

Dividends payable in sterling will be converted from US dollars at the exchange rate at close of business on 4 February 2002 (£1 = US$1.4164). Accordingly, the amount payable in sterling on 10 May 2002 will be approximately 2.1180 pence per share.

Website www.poprincesscruises.com

P&O Princess

P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names: Princess Cruises in North America; P&O Cruises, Swan Hellenic and Ocean Village in the UK; AIDA and A'ROSA in Germany; and P&O Cruises in Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 18 ships offering 29,460 berths is set to grow in the next three years with seven new ocean cruise ships and three river cruise vessels on order.

P&O Princess Cruises has approximately 19,500 employees worldwide and carried over one million passengers in 2001, generating a revenue of approximately $2.5 billion (approximately £1.7 billion). Headquartered in London, P&O Princess Cruises' ordinary shares are quoted on the London Stock Exchange and as ADRs on the New York Stock Exchange (under the symbol "POC").

77 New Oxford Street
London WC1A 1PP

Telephone: +44 (0)20 7805 1200
Facsimile: +44 (0)20 7805 1240/1241
www.poprincesscruises.com

Registered office as above,
registered in England 4039524